NorthStar Real Estate Income II, Inc.

399 Park Avenue, 18th Floor

New York, NY 10022

May 2, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F. Street, N.E.

Washington D.C., 20549

Re:	NorthStar Real Estate Income II, Inc.
Registration Statement on Form S-11, as amended
File No. 333-185640

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, NorthStar Real Estate Income II, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of the above captioned Registration Statement on Form S-11 (File No. 333-185640) and declare the Registration Statement, as then amended, effective as of 5:00 pm (EDT), on May 6, 2013 or as soon thereafter as practicable.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (i) should the Commission or its staff acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Judith Fryer of Greenberg Traurig, LLP (counsel to the Company) at (212) 801-9330 with any questions about this acceleration request. Please notify us when the delegated authority copy of the orders of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

NORTHSTAR REAL ESTATE INCOME II, INC.

		By:	/s/ RONALD J. LIEBERMAN
			Name:	Ronald J. Lieberman
			Title:	Executive Vice President, General
Counsel and Secretary

cc:	Judith D. Fryer Esq.
Joseph A. Herz Esq.